Brion R. Thompson, Esq.
September 21, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Re:	John Hancock Funds III (the “Trust”) File Nos. 333-125838; 811-21777
Dear Sir/Madam:
This letter is in response to comments received via telephone on September 15, 2009, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 20 (“Amendment No. 20”) to the Trust’s Registration Statement on Form N-1A for the John Hancock Small Company Fund (the “Fund”) filed with the SEC on July 31, 2009 (accession no. 0000950123-09-028376). Set forth below is a summary of each comment followed by our response. Page references are to numbers at the bottom of the page in Amendment No. 20.
Prospectus
Comment 1 — page 2, Fund summary — Goal and strategy section. The Fund’s strategy states that it “invests mainly in common stocks, but it may also invest in other types of equity securities.” Describe the “other types” of equity securities in which the Fund may invest.
Response 1 — The sentence has been amended and revised as follows:
The fund invests mainly in common stocks, but it may also invest in exchange traded funds to a limited extent.
The following risk disclosure has been added to the “Main risks” section:
Exchange traded funds risk Owning an ETF generally reflects the risks of owning the underlying securities it is designed to track.
The following risk disclosure has been added to the “Risks of investing” section:
      Exchange traded funds risk
These are a type of investment company bought and sold on a securities exchange. An ETF represents a fixed portfolio of securities designed to track a particular market index. A fund could purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of underlying securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees which increase their costs.
Comment 2 — page 2 and 5, Fund summary — Main risks and Risks of investing sections. For Equity securities risk, provide disclosure for any distinct risks associated with investing in “preferred and convertible preferred stocks and securities.”
Response 2 — The Fund does not invest in preferred or convertible preferred securities, therefore the risk disclosure will be revised to remove references to preferred and convertible preferred securities. No additional risk disclosure is necessary.

Brion R. Thompson, Esq.
September 21, 2009

Comment 3 — page 3, Fund summary — Past performance section. This section states that it is currently contemplated that before the Fund commences operations, substantially all of the assets of another investment company advised by Fiduciary Management Associates, LLC, the Fund’s subadviser, the FMA Small Company Portfolio (“FMA Fund”), will be transferred to the Fund in a tax-free reorganization. Provide confirmation that the Fund’s prospectus will not be distributed to sell shares of the Fund prior to the closing of the tax-free reorganization.
Response 3 — Assuming the above-referenced tax-free reorganization is approved by the FMA Fund’s shareholders, the Fund’s prospectus will not be distributed to sell shares of the Fund prior to the closing of the reorganization.
Statement of Additional Information
Comment 4 — page 35, Compensation of Trustees and Officers for year ended December 31, 2008 section. Item 12(c) of Form N-1A requires that in the column for “Total Compensation From Fund and Fund Complex Paid to Directors” the number of series in the complex is identified. Add a footnote to the Compensation Table identifying how many series are in the John Hancock Fund Complex.
Response 4 — The following footnote has been added to reference the “John Hancock Fund Complex” in the table:

[1]	These Trustees oversee 47 series in John Hancock Fund Complex, which consists of 259 series overall.
Per the SEC staff’s request, the Trust acknowledges the following:
•	The Trust is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments in this filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.
Sincerely,

/s/ David D. Barr
David D. Barr
Counsel and Assistant Secretary

cc: Brion Thompson, SEC examiner

JOHN HANCOCK FUNDS III
601 Congress Street
Boston, Massachusetts 02210
September 21, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 461 Request for Acceleration of Effective Date
John Hancock Funds III
Post-Effective Amendment No. 20 (File. No. 333-125838)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, John Hancock Funds III (“Trust”), the registrant with respect to the above-referenced Post-Effective Amendment No. 20 (the “Amendment”), and John Hancock Funds, LLC, the distributor of the Trust, hereby requests acceleration of the effective date of the Amendment and that it be declared effective at 9:00 a.m. on October 2, 2009, or as soon as practicable thereafter.
     In connection with this request, we acknowledge the following:
     1. Should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and
     3. The Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, JOHN HANCOCK FUNDS III
/s/ David D. Barr
David D. Barr
Counsel and Assistant Secretary

JOHN HANCOCK FUNDS, LLC
/s/ Keith F. Hartstein
Keith F. Hartstein
President and Chief Executive Officer